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SECU 07006406 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/06 (MM/DD/YY) AND ENDING 02/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

Saint Louis (City) Missouri (State) 63103 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 3 0 2007
WASH, D.C. 200

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter (314) 955-3462
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 South 4th Street (Address) Saint Louis (City) Missouri (State) 63102 (Zip Code)

CHECK ONE:

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Kevin M. Lawlor and Joseph G. Porter, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated financials statements and unconsolidated schedules pertaining to A.G. Edwards & Sons, Inc. and subsidiaries, (the "Company") for the year ended February 28, 2007, are true and correct and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $15,931,659 of debits and $106,712 of credits classified as customers relate to security accounts of principal officers and directors.

Kevin M. Lawlor
Signature

Senior Vice President
Title

Joseph G. Porter
Signature

Senior Vice President
Title

Subscribed and sworn to before me this 27th day of April 2007.

Agnes M. Trauche
Notary Public

AGNES M. TRAUCHE
Notary Public - Notary Seal
State of Missouri, St Louis City
Commission # 06398787
My Commission Expires Feb 7, 2010

A.G. EDWARDS & SONS, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2007

AND

INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, Missouri 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly-owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 28, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and Note 2 to the consolidated balance sheet, effective March 1, 2006, the Company changed its accounting policy for the recognition of equity awards granted to retirement-eligible employees.

Deloitte & Touche LLP

April 27, 2007

A.G. EDWARDS & SONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2007

(Dollars in thousands, except share and per share amounts)

ASSETS	
Cash and cash equivalents	$ 280,185
Cash and government securities deposited with clearing organizations or segregated under federal and other regulations	406,792
Securities purchased under agreements to resell	815,044
Securities borrowed	306,310
Receivables:	
Customers, less allowance for doubtful accounts of $2,700	1,710,857
Brokers and dealers	130,989
Clearing organizations	2,015
Fees, dividends and interest	159,881
Affiliates	53,171
Securities inventory, at fair value:	
State and municipal	352,269
Government and agencies	39,945
Corporate debt	55,194
Equities	7,634
Investments	33,711
Property and equipment, at cost, net of accumulated depreciation and amortization of $593,204	194,485
Deferred income taxes	59,410
Other assets	42,469
	$ 4,650,361
LIABILITIES AND STOCKHOLDER'S EQUITY	
Checks payable	$ 287,961
Securities loaned	213,725
Payables:	
Customers	1,332,692
Brokers and dealers	96,150
Clearing organizations	67,134
Affiliates	64,273
Securities sold but not yet purchased, at fair value:	
State and municipal	3,324
Government and agencies	67,383
Corporate debt	8,523
Equities	492
Employee compensation and related taxes	550,042
Income taxes	72,804
Other liabilities	195,119
Total Liabilities	2,959,622
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, 2,000 shares; issued and outstanding, 1,000 shares	1
Additional paid-in capital	58,576
Retained earnings*	1,632,162
Total Stockholder's Equity	1,690,739
	$ 4,650,361

* As Adjusted, See Note 2.

See Notes to Consolidated Balance Sheet.

A.G. EDWARDS & SONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED BALANCE SHEET
YEAR ENDED FEBRUARY 28, 2007
(Dollars in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

A.G. Edwards & Sons, Inc. (a wholly-owned subsidiary of A.G. Edwards, Inc., the "Parent Company") and its direct and indirect subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, asset management, retirement and financial planning, insurance products and other related financial services to individual, corporate, governmental, municipal and institutional clients through one of the industry's largest retail branch distribution systems. These services are provided by 6,609 financial consultants in 742 locations. With headquarters in St. Louis, Missouri, the Company has offices in 50 states and the District of Columbia.

Basis of Financial Information

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated in consolidation. The consolidated balance sheet includes assets of the Company's information technology subsidiary of $104,668, comprised principally of hardware, software and internally developed applications that are included in property and equipment, net of accumulated depreciation, as well as liabilities of $30,097, consisting primarily of accrued accounts payable, deferred taxes and capitalized leases, and stockholder's equity of $74,571.

Use of Estimates

In preparing this consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated balance sheet, and it is possible that such changes could occur in the near term. Certain areas in which estimates are significant to the amounts reported in the consolidated balance sheet include: valuation of investments, the outcome of certain litigation and regulatory matters, allowance for doubtful accounts from customers, income taxes and the valuation of stock options granted by the Parent Company.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Securities Transactions

Securities purchased under agreements to resell ("Resale Agreements") and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity. The Company nets Resale Agreements and securities sold under agreements to repurchase, where applicable. Substantially all of these transactions are executed under master repurchase agreements, which give the Company right of offset in the event of counterparty default.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master repurchase agreements, which gives the Company right of offset in the event of counterparty default. Such receivables and payables from the same counterparty are not offset in the consolidated balance sheet.

Customer securities transactions are recorded on settlement date. Revenues and related expenses for transactions executed but unsettled are accrued on a trade-date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Asset Management and Service Fees

Asset management and service fee revenues consist of fees based on: the value of client assets under professional management by third parties and affiliated companies, as well as the Company's asset management services; transaction–related service fees; and fees related to the administration of custodial and other specialty accounts. These revenues are recognized over the periods for which services are rendered.

Investment Banking

Investment banking revenue includes management fees, selling concessions, and underwriting fees arising from securities offerings in which the Company acts as an underwriter or agent for consulting, private placement, or merger and acquisition transactions. Investment banking management fees are recorded on the offering date, selling concessions on trade date, and underwriting fees are accrued at settlement date and adjusted to actual net of expenses at the time the final underwriting settlement is completed. Transaction-related expenses are deferred and either reimbursed or later expensed to match revenue recognition.

Allowance for Doubtful Accounts

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral.

Securities Inventory

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

Investments

The Company's investment portfolio includes publicly traded securities held as a result of the Company's various exchange memberships and recent activity thereof. These investments are recorded at fair value and the unrealized gains and losses are reflected in other revenue the fair value of investments, for which a quoted market or dealer price is not available, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and management's judgment and may be susceptible to significant fluctuations in the near term. The Company holds investments that may have quoted market prices but that are subject to restrictions (e.g., consent of the issuer or other investors to sell) that may limit the Company's ability to realize the quoted market price.

Accordingly, the Company estimates the fair value of these securities based on management's best estimates, which incorporates pricing models based on projected cash flows, earnings multiples, comparisons based on similar transactions and/or review of underlying financial conditions and other market factors.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings is provided using the straight-line method over estimated useful lives of 20

to 40 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to 10 years. Equipment, primarily consisting of office equipment, is depreciated over estimated useful lives of three to 15 years using the straight-line and accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight-line method. Internally developed applications and purchased software meeting the criteria for capitalization are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

Stock-Based Compensation

The Company records compensation expense attributable to restricted stock and stock option awards (collectively referred to as "Stock Awards") granted to employees under the incentive stock plan offered by the Parent Company. The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share–Based Payment" ("SFAS No. 123R"), and related interpretations to account for its participation in the Parent Company's incentive stock plan, which consists of Stock Awards. Based on the provisions of the incentive stock plan, the Company uses the grant date fair value for Stock Awards to determine its cost and recognizes the related expense over the service period of the award, generally three years following the award to non retirement-eligible employees. Based on interpretive guidance related to SFAS 123R, on March 1, 2006, the Company changed its accounting method for recognizing Stock Awards that are granted to retirement-eligible employees. For retirement-eligible employees, the Company accrues an expense prior to the date of grant rather than recognize the expense on grant date, which typically occurs in April of the subsequent fiscal year. See Note 2 - "Employee Benefit Plans" for additional information related to stock-based compensation.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company's taxable earnings are included in the consolidated federal income tax return of the Parent Company. The provision for income taxes was computed as if the Company filed on a separate return basis.

Transactions with Affiliates

Payroll, stock based compensation and certain operating expenses, along with advances for certain capital investments, incurred by affiliates are initially paid by the Company and subsequently

(Dollars in thousands)

reimbursed by the affiliates. The amounts due to the Company represent the unreimbursed balance for these items and are included in the consolidated balance sheet as receivables from affiliates. Certain affiliates advance amounts to the Company which are included in the consolidated balance sheet in payable to affiliates.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). The Company is currently assessing the impact that SFAS No. 159 will have on the consolidated balance sheet.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position. Further, this statement requires employers to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company's adoption of SFAS No. 158 did not have a material impact on the consolidated balance sheet.

In September 2006, the FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact that SFAS No. 157 will have on the consolidated balance sheet.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements" ("SAB 108"). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006.

(Dollars in thousands)

The Company's adoption of SAB No. 108 did not have a material impact on the consolidated balance sheet.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 beginning in March of 2008. The Company is currently assessing the impact that FIN 48 will have on the consolidated balance sheet.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3," ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting method. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on March 1, 2006, and applied the pronouncement to its change in accounting method for Stock Awards granted to retirement-eligible employees.

(2) EMPLOYEE STOCK PLANS

The Parent Company grants Stock Awards to employees utilizing two shareholder-approved plans. The 2002 Employee Stock Purchase Plan, as amended, (the "ESPP") is a qualified plan, as defined under section 423 of the Internal Revenue Code, used to grant options to purchase the Parent Company's stock at a discount from market value to a broad base of employees.

The 1988 Incentive Stock Plan, as amended, is a non-qualified plan used to grant Stock Awards at market value to certain officers and key employees. The A.G. Edwards Inc. Retirement and Profit Sharing Plan is a defined contribution plan offered by the Parent Company, along with the A.G. Edwards Inc. Excess Profit Sharing Plan, which is an unfunded nonqualified deferred compensation plan. Employees of the Company are eligible to participate in these plans offered by the Parent Company.

SFAS No. 123R and its related interpretations were early adopted by the Company on March 1, 2005, and require the recognition of the cost of employee services received in exchange for Stock Awards in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the service period). Based on interpretive guidance related to SFAS No. 123R , on March 1, 2006, the Company changed its accounting method for recognizing the cost of Stock Awards that are granted to retirement-eligible employees. The Company is accruing an expense throughout the fiscal year preceding the date of grant representing an estimate of Stock Awards to be granted to retirement-eligible employees as a result of such fiscal year's service rather than recognize the expense on grant date, which typically occurs in April of the subsequent fiscal

(Dollars in thousands)

year. The accounting for Stock Awards to non retirement-eligible employees will not change and will be recognized over the service period, generally three years from grant date. The Company determined that the changed accounting method is preferable because it better reflects the compensation expense for Stock Awards to retirement-eligible employees over the period in which Stock Awards are earned. As a result of this change, under SFAS No. 154, the Company's current year consolidated balance sheet reflects an adjustment of $12,064 to beginning retained earnings for the retrospective application of this change in accounting method.

(3) PROPERTY AND EQUIPMENT

At February 28, 2007, property and equipment consists of:

Building and leasehold improvements	$105,605
Equipment and computer hardware	461,095
Software and software applications	215,796
Software development in progress	2,260
Construction in progress	2,933
Total property and equipment	787,689
Less: Accumulated depreciation and amortization	(593,204)
Total property and equipment, net	$194,485

(4) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. The average securities lending arrangements outstanding that were utilized in financing activities were $179,000 in 2007 at an effective interest rate of 4.2 percent. Customer securities were utilized in these arrangements. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts. The average of such bank loans was $2,000 in 2007 at an effective interest rate of 5.3 percent. Substantially all such borrowings were secured by customer-owned securities. At February 28, 2007, there were no outstanding short-term bank loans. At February 28, 2007, the Company, with certain limitations, had access to $1,160,000 in uncommitted lines of credit, as well as the ability to increase its securities lending activities.

(5) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. ("Edwards") is subject to net capital rules administered by the SEC and the New York Stock Exchange ("NYSE"). Under such rules, Edwards must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items.

(Dollars in thousands)

These rules also require Edwards to notify and sometimes obtain approval from the NYSE and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 28, 2007, Edwards' net capital of $784,513 was 42 percent of aggregate debit items and $747,428 in excess of the minimum required.

(6) INCOME TAXES

The Company operates in multiple taxing jurisdictions, and as a result, accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate tax liability in any given year. Actual results could vary from these estimates.

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using currently enacted tax rates. These temporary differences result in taxable or deductible amounts in future years.

Significant components of deferred tax assets and liabilities at February 28, 2007, are as follows:

Deferred Tax Assets:	
Employee benefits	$ 55,840
Other	26,964
	82,804
Deferred Tax Liabilities:	
Investments	9,761
Property and equipment	4,973
Prepaid expenses	3,553
Other	5,107
	23,394
Net Deferred Tax Assets	$ 59,410

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(Dollars in thousands)

(7) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 28, 2007, were as follows:

Year ending February 28 (29),	
2008	$ 246,900
2009	185,400
2010	149,300
2011	90,600
2012	61,800
Later years	116,800
	$ 850,800

Rental expense under all operating leases and service agreements was paid to affiliates for the Company's headquarters facilities under noncancelable agreements. The Company's lease for its headquarters facilities was renewed in May 2005 for a term of five years.

The Company accounts for operating leases in accordance with the provisions of SFAS No.13 "Accounting for Leases," FASB Technical Bulletin 85-3 "Accounting for Operating Leases with Scheduled Rent Increases," and FASB Technical Bulletin 88-1 "Issues Relating to Accounting for Leases." As such, the costs of leasehold improvements, whether provided by the landlord or the Company, are amortized over the shorter of the lease term or the economic life of the improvement. In addition, rent escalations and lease incentives are included with the total commitment under each operating lease to calculate an average occupancy expense, which is recognized on a straight-line basis over the full lease term.

In the normal course of business, the Company enters into when-issued and underwriting commitments and delayed delivery transactions. Settlement of these transactions at February 28, 2007, would not have had a material effect on the consolidated balance sheet.

The Company had $9,722 of outstanding letters of credit at February 28, 2007.

The Company also provides guarantees to securities clearing houses and exchanges under its standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. In management's opinion, the Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the

Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these arrangements.

The Company is a defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business. Management has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Company on certain of these claims and as a result, establishes accruals for potential litigation losses. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Factors considered by management in estimating the Company's reserves for these matters are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. The Company establishes reserves for potential losses to the extent that such matters are probable and can be estimated, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As litigation and the resolution of regulatory matters are inherently unpredictable, the Company cannot predict with certainty the ultimate loss or range of loss where there is only a reasonable possibility that a loss may be incurred. The Company believes, based on current knowledge and after consultation with legal counsel, that the resolution of loss contingencies will not have a material adverse effect on the consolidated balance sheet, statement of earnings or statement of cash flows of the Company. However, the outcome of such matters could be material to the Company's operating results and cash flows for a future or interim periods, depending, among other things, on the results of operations for these periods.

Edwards has received information requests or subpoenas from the SEC, the NASD, the NYSE, several states and the United States Department of Justice with respect to mutual fund transactions that involve market timing, late trading or both. The SEC, the NASD and certain states have examined certain branch offices and have or will take statements from employees of Edwards in connection with such mutual fund transactions. In addition, Edwards has received requests for information concerning timing of mutual fund transactions in variable annuity sub accounts. The staff of the SEC has informed Edwards that it intends to recommend that a civil injunctive action be brought against Edwards with respect to mutual fund transactions occurring prior to October 2003 and alleged to involve market timing.

The Commonwealth of Massachusetts filed in February 2005 an administrative complaint against Edwards concerning certain mutual fund transactions in Edwards' Boston-Back Bay office. The complaint alleges violations of securities laws by mutual fund market timing transactions and seeks a cease and desist order, an administrative fine in an unspecified amount, compensation to mutual fund holders for losses alleged to have resulted from market timing, and other relief.

(Dollars in thousands)

The State of Illinois Secretary of State Securities Department sent a Notice of Hearing dated December 1, 2006 that alleges, among other matters, that Edwards engaged in activities to facilitate mutual fund market timing on behalf of certain clients from January 2001 to October 2003 and had inadequate procedures to detect and prevent late trading of mutual funds in violation of the Illinois Securities Law of 1953. The matter is set for hearing in May 2007. Other regulatory actions or claims may occur related to market timing or other mutual fund activities.

The Attorney General of South Carolina, Securities Division, filed an administrative proceeding in August 2005 against Edwards and two former employees in connection with actions taken from 1995 until 2002 involving securities transactions with residents of South Carolina by financial consultants in the Edwards' Augusta, Georgia branch. Edwards has reached oral agreement to resolve this matter and matters relating to a branch in South Carolina by payment of $575. In March 2004, Edwards agreed under a consent order with the Georgia Secretary of State's Securities and Business Regulation Division to make certain payments to the State of Georgia and to customers related to transactions in the Augusta, Georgia branch. Edwards has made payments in excess of $38,200 to customers and to the State of Georgia related to these matters. Edwards believes the actions involved in these matters were isolated to one branch and a limited number of financial consultants formerly with Edwards and had no connection with any other office of Edwards.

Edwards is a defendant in a complaint filed in the United States District Court for the Southern District of California that seeks to be a class action on behalf of all financial consultants and trainees who worked for Edwards in California after June 30, 2000. The action, among other relief, seeks overtime pay for financial consultants, including trainees, on the basis that the financial consultants should be classified as non-exempt employees under California law, restitution of amounts that were deducted from commissions owed to financial consultants to repay advances made in prior months, payment for meal rest breaks to which financial consultants are claimed to be entitled, and reimbursement for certain alleged business-related expenses paid by financial consultants. Several other financial services firms have been sued in California in similar actions, some of which have settled the actions for substantial amounts. Other financial firms have announced changes in compensation for and charges to financial consultants as the result of such litigation. Edwards is evaluating whether changes will be made to compensation for and charges to financial consultants. Any such changes might increase expenses for Edwards.

In addition, Edwards has been named as a defendant in separate lawsuits filed in the United States District Court for the Northern District of New York, the United States District Court of New Jersey, the United States District Court for the District of Oregon, the United States District Court for the Western District of Pennsylvania, and the Court of Common Pleas of Allegheny County Pennsylvania. Each of the suits seeks to be a class action on behalf of defined groups of financial consultants or employees being trained to be financial consultants during specified periods that vary in each lawsuit. Each of the suits seeks, among other relief, overtime pay for the purported class members and two of the suits seek reimbursement of certain amounts deducted from commissions allegedly owed the employees or paid by the employees.

(8) FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of unpaid settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. In addition, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral. Volatile trading markets could impair the value of such collateral and affect the ability of customers and other counterparties to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additional collateral is requested from customers and other counterparties when appropriate.

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At February 28, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2,394,522, and the fair value of the collateral that had been sold or repledged was $435,768.

Derivatives

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's consolidated financial condition.

Fair Value Considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Deloitte.

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SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT

To the Board of Directors of
A.G. Edwards & Sons, Inc.:

In planning and performing our audit of the consolidated financial statements of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") for the year ended February 28, 2007 (on which we issued our report dated April 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures, and to assess whether those practices and procedures can be

expected to achieve the SEC's and CFTC's (the "Commission") above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at February 28, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker–dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

April 27, 2007

END